UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Christopher Ricciardi

51 Shellbark Lane

Briarcliff Manor, New York 10510

(212) 328-7911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Christopher Ricciardi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,240

	8	Shared Voting Power 150,573(1)

	9	Sole Dispositive Power 1,240

	10	Shared Dispositive Power 150,573(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 151,813(1)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.38%

14	Type of Reporting Person IN

(1)  Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by Christopher Ricciardi which may be redeemed for, at the Issuer’s option, either cash or 26,844 shares of the Issuer’s common stock, par value $0.01 (the “Common Stock”).  Also includes 48,729 shares of the Issuer’s Common Stock, issuable upon conversion of a convertible senior promissory note currently held by the Reporting Persons.  Does not include the additional 2,809 shares of the Issuer’s Common Stock into which such note may convert in the event that none of the remaining interest thereunder is paid in cash.

1	Name of Reporting Person Stephanie Ricciardi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 150,573(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 150,573(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 150,573(2)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.28%

14	Type of Reporting Person IN

(2)  Includes 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC, beneficially owned by Stephanie Ricciardi which may be redeemed for, at the Issuer’s option, either cash or 26,844 shares of the Issuer’s Common Stock.  Also includes 48,729 shares of the Issuer’s Common Stock, issuable upon conversion of a convertible senior promissory note currently held by the Reporting Persons.  Does not include the additional 2,809 shares of the Issuer’s Common Stock into which such note may convert in the event that none of the remaining interest thereunder is paid in cash.

This Amendment No. 11 to Schedule 13D is filed to amend and/or supplement Items 3, 4 and 5 to reflect changes to the Schedule 13D filed by Christopher Ricciardi and Stephanie Ricciardi with the Securities and Exchange Commission (the “SEC”) on July 2, 2009, as amended on December 21, 2009 by Amendment No. 1 to Schedule 13D; on December 24, 2009 by Amendment No. 2 to Schedule 13D; on April 25, 2011 by Amendment No. 3 to Schedule 13D; on July 17, 2011 by Amendment No. 4 to Schedule 13D; on May 15, 2013 by Amendment No. 5 to Schedule 13D; on September 30, 2013 by Amendment No. 6 to Schedule 13D; on September 1, 2015 by Amendment No. 7 to Schedule 13D; on October 19, 2015 by Amendment No. 8 to Schedule 13D; on November 5, 2015 by Amendment No. 9 to Schedule 13D; and on January 2, 2018 by Amendment No. 10 to Schedule 13D.  Each of Christopher Ricciardi and Stephanie Ricciardi are referred to herein as the “Reporting Persons” and this amendment is being filed on behalf of each such Reporting Person.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby supplemented as follows:

On January 4, 2018, the Reporting Persons acquired an aggregate of 20,000 shares of the Issuer’s common stock, par value $0.01 (the “Common Stock”) from another stockholder of the Company in a private transaction, at a price per share of $15.00 and an aggregate purchase price of $300,000.00.  The source of funds for payment of the purchase prices of the shares of Common Stock was personal funds of the Reporting Persons.

Item 4.   Purpose of the Transaction.

The supplement to Item 4 set forth on Amendment No. 10 to this Schedule 13D is hereby amended and restated as follows:

The information in Item 5 is incorporated by reference herein.

The Reporting Persons acquired the shares of Common Stock described in Item 3 of this Schedule 13D for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirely as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on (a) 1,258,834 shares of the Issuer’s Common Stock outstanding as of November 1, 2017, as provided in the Issuer’s Quarterly Report on Form 10-Q for the reporting period ended September 30, 2017 and filed with the SEC on November 3, 2017; plus (b) 48,729 shares of Common Stock, issuable upon conversion of a Convertible Senior Promissory Note in the aggregate principal amount of $1,461,873, convertible at $30.00 per share, subject to certain customary anti-dilution adjustments; plus (c) 268,445 units of membership interest in the Issuer’s direct subsidiary, IFMI, LLC (“IFMI Units”) which may be redeemed for, at the Issuer’s option, either cash or

26,844 shares of Common Stock.  The percentages used in the table below and elsewhere herein do not include 4,983,557 shares of Series E Non-Convertible Preferred Stock of the Issuer which is currently outstanding and which votes together with the Common Stock on all matters submitted to a vote of stockholders of the Issuer.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power	Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power	Aggregate Number of Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Christopher Ricciardi	1,240	1,240	150,573	151,813	11.38%
Stephanie Ricciardi	0	0	150,573	150,573	11.28%

Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 75,000 shares of Common Stock held in a joint account.  Mr. Ricciardi has sole voting and dispositive power of 1,240 shares of Common Stock, all of which were restricted shares granted to Mr. Ricciardi by the Issuer and which restrictions expired on February 4, 2016.

Mr. Ricciardi and Mrs. Ricciardi may each be deemed a beneficial owner of 26,844 shares of the Issuer’s Common Stock that may be issued upon the redemption of 268,445 IFMI Units beneficially owned by Mr. Ricciardi and Mrs. Ricciardi.  Each IFMI Unit is redeemable at the holder’s option, at any time, for (a) cash in an amount equal to the average of the per share closing prices of the Issuer’s Common Stock for the ten consecutive trading days immediately preceding the date the Issuer receives the holder’s notice of redemption, or (b) at the Issuer’s option, one-tenth of a share of the Issuer’s Common Stock, as adjusted to reflect the 1-for-10 reverse stock split effected by the Issuer on September 1, 2017 (the “Stock Split”) and subject to further appropriate adjustment upon the occurrence of an issuance of additional shares of the Issuer’s Common Stock as a dividend or other distribution on the Issuer’s outstanding Common Stock, or a further subdivision or combination of the outstanding shares of the Issuer’s Common Stock.

Prior to October 28, 2015, Mr. Ricciardi and Mrs. Ricciardi held a convertible senior promissory note with a face value of $1,461,873 through Mead Park Capital Partners LLC (“Mead Park LLC”).  Mead Park LLC assigned and transferred such note to the Reporting Persons pursuant to an Assignment of Convertible Senior Promissory Note dated as of October 28, 2015.  Accordingly, the Reporting Persons currently hold the note directly.  The Reporting Persons may, at their option at any time prior to September 25, 2018 (the maturity date), convert all or any part of the outstanding principal amount of the note into shares of the Issuer’s Common Stock at a $30.00 per share conversion price, as adjusted to reflect the Stock Split and subject to certain further customary anti-dilution adjustments. In addition, under certain situations, the Issuer can elect to pay interest on the note by increasing the principal amount of the note. If the Issuer elects this option, the number of shares that the note converts into will increase.  The maximum number of shares of the Issuer’s Common Stock (subject to customary anti-dilution adjustments) that the note currently can convert into is 51,538 shares (assuming no interest is paid in cash).  The additional 2,809 shares of Common Stock into which the note can convert in the event that none of the remaining interest thereunder is paid in cash are not included in this

Schedule 13D as shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c)   Except as set forth in this Amendment No. 11 to this Schedule 13D, there have been no transactions by the Reporting Persons in shares of Common Stock since the filing of Amendment No. 10 to this Schedule 13D.

(d)   Each Reporting Person has the right to receive dividends from the shares of Common Stock beneficially owned by such Reporting Person.

(e)   Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2018

/s/ Christopher Ricciardi
Christopher Ricciardi

/s/ Stephanie Ricciardi
Stephanie Ricciardi

[Signature Page to Schedule 13D Amendment]